Exhibit 99.I

[REDACTED]

ADDENDUM
TO AGREEMENT TO SETTLE PROPERTY RIGHTS AND OTHER MARITAL AFFAIRS
OF RUSSELL A. WHITNEY AND INGRID E. WHITNEY

EQUITABLE DISTRIBUTION AGREEMENT

COMES Now, the parties, RUSSELL A. WHITNEY AND INGRID E. WHITNEY, on this 7th day of December, 2007, who stipulate and agree as follows:

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7.	International Securities 3, LLC. :

A.            International Securities 3, LLC. owns 4,991,850 shares of Whitney Information Network, Inc. Of the shares of Whitney Information Network, Inc. held by International Securities 3, LLC., 437,500 are set aside for warrants (312,500 at $6.00 and 125,000 at $4.50 until December 12, 2010). The parties agree that the 437,500 shares subject to the warrants should remain in International Securities 3, LLC. until said warrants expire. The parties agree that ownership of International Securities 3, LLC. shall be transferred from the Whitney Entireties Trust to the RAW Trust (50%) and IEW Trust (50%), so that both Trusts own an equal amount of the balance of shares remaining in International Securities 3, LLC. At the time of the expiration of the warrants then 50% of the shares held by International Securities 3, LLC. shall be distributed as directed by each of the parties. The parties further agree that as to the remaining shares that are not subject to warrants, each party shall cooperate and direct the Manager of International Securities 3, LLC., to transfer 50% of the remaining shares to the RAW Trust and 50% of the remaining shares to the IEW Trust. The parties further agree that for eighteen (18) months from the date of execution of this Agreement, Wife agrees that Husband or his designated entity, trustee or representative, shall have complete voting rights of all the shares, however Husband agrees that he shall be in a fiduciary relationship with Wife during that time and shall not vote said rights in a manner that would materially harm Wife nor benefit Husband without also benefitting Wife in the same manner. For eighteen months from the date of execution of this agreement, Wife agrees that she shall not sell, transfer, and/or assign her shares to a third party. For eighteen months from the date of execution of this agreement, Husband shall have an exclusive right to purchase the shares of Wife for the current market value at the time of the exercise of the option pursuant to the publicly traded price. At the end of the eighteen month term as described herein, if Husband has not provided Wife with written notice of Husband’s intent to purchase said shares, setting forth the

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details of said offer including the price per share and the terms of payment then the exclusive right to purchase the shares of Wife shall expire. If the Husband exercises his exclusive right to purchase during that term, he shall have sixty (60) days to complete the transaction either by a cash payment or by making a cash deposit of seventeen percent (17%) of the purchase price plus an adjustment on the ownership of the Burnt Store property, 128 Acres, Exhibit A, page I, asset #6, based on a fair market value of Twenty Million ($20,000,000,00) Dollars. For example, if the offer to purchase the stock has a total value of Five Million One Hundred Thousand ($5,100,000,00) Dollars with the agreed upon value of Twenty Million ($20,000,000,00) Dollars then Husband shall pay Wife Eight Hundred and Sixty-seven Thousand ($867,000,00) Dollars in cash and the remaining balance of Four Million, Two Hundred and Thirty Three Thousand ($4,233,000,00) Dollars shall be paid by an adjustment of the Burnt Store property, 128 Acres, Exhibit A, page 1, asset #6 ownership. In this example the Wife’s interest in said property would increase from 50% to 71.2% and the Husband’s would be reduced from 50% to 28.8%. Upon the sale of said property, the parties agree that their respective capital gains liability would be based upon the revised percentages. The Husband and Wife further agree that in the event the Husband does not exercise his exclusive right to purchase Wife’s shares, she will not be restricted in any manner with regard to the sale of her shares to any purchaser.

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15.

Stock Options: The parties acknowledge that there are certain stock options in Whitney Information Network, Inc. that currently exist. In the event these options are exercised each party shall be entitled to direct ownership of 50% of the resultant shares. Husband agrees to notify Wife within thirty (30) days of his intent to exercise any such stock option. The Wife agrees to absorb 100% of the tax obligations on the exercise or sale of the shares to which she receives 50% of the shares. The Husband agrees to absorb 100% of the tax obligations on the exercise or sale of the shares to which he receives 50% of the shares. Wife further agrees to pay to the Husband one-half (1/2) of the exercise price when the options are exercised.

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WITNESS WHEREOF, the parties hereto have hereunto set their hands and seals the day and year first above written.

Witnesses:

/s/ Russell A. Whitney
RUSSELL A. WHITNEY HUSBAND

/s/ Ingrid E. Whitney
INGRID E. WHITNEY, WIFE

STATE OF FLORIDA

COUNTY OF COLLIER

The foregoing instrument was acknowledged before me this 30th day of November, 2007 by INGRID E. WHITNEY, who ☒ is personally known to me or ☐ has produced                       as identification.

[SEAL]
	ANITA SENICOLA	/s/ Anita Senicola
	MY COMMISSION # DD719391	Notary Public
	EXPIRES: September 26, 2011	Printed Name of Notary:
	FL Notary Discount Assoc. Co.	My Commission Expires:
1-800-3-NOTARY

STATE OF FLORIDA

COUNTY OF

The foregoing instrument was acknowledged before me this 7th day of December, 2007 by RUSSELL A. WHITNEY, who ☒ is personally known to me or ☐ has produced                       as identification.

[SEAL]
	CONSTANCE M. SCHWARBERG	/s/ Constance M. Schwarberg
	Comms D00314189	Notary Public
	Expires 4/28/2008	Printed Name of Notary:	Constance M. Schwarberg
	Bonded thru (800)432-4254	My Commission Expires:	4/28/2008
Florida Notary Assn. Inc

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